Exhibit 99.1

American Tower Corporation (REIT)

NYSE:AMT

M&A Call

Monday, November 15, 2021 1:00 PM GMT

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Contents

Table of Contents

Call Participants	3

Presentation	4

Question and Answer	8

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

Call Participants

EXECUTIVES

Adam Smith

Vice President of Investor Relations

Edward M. Knapp

Chief Technology Officer

Rodney M. Smith

Executive VP, CFO & Treasurer

Steven O. Vondran

Executive VP & President of US Tower Division

Thomas A. Bartlett

President, CEO & Director

ANALYSTS

Brandon Lee Nispel

KeyBanc Capital Markets Inc., Research Division

Brett Joseph Feldman

Goldman Sachs Group, Inc., Research Division

David William Barden

BofA Securities, Research Division

Matthew Niknam

Deutsche Bank AG, Research Division

Michael Ian Rollins

Citigroup Inc., Research Division

Richard Hamilton Prentiss

CIMB Research

Simon William Flannery

Morgan Stanley, Research Division

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

Presentation

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the American Tower Corporation CoreSite Acquisition Conference Call. [Operator Instructions] As a reminder, today’s conference is being recorded. I would now like to turn the conference over to your first speaker, Mr. Adam Smith. Please go ahead.

Adam Smith

Vice President of Investor Relations

Thank you. Good morning, and thank you for joining American Tower’s conference call regarding the CoreSite transaction we announced earlier today.

We have posted a presentation regarding the transaction, which we will refer to in our prepared remarks in the Investor Presentations section of our website, www.americantower.com. This morning, I am joined by Tom Bartlett, our President and CEO; Rod Smith, our Executive Vice President, CFO and Treasurer; Steve Vondran, our Executive Vice President and President, U.S. Tower Division; and Ed Knapp, our Senior Vice President and CTO.

Before I turn the call over to Tom to walk through the deal, I would like to remind you that this call will contain forward-looking statements that involve a number of risks and uncertainties. Examples of these statements include those regarding the CoreSite transaction, including the anticipated closing time line and the expected consideration and financing for the transaction and our expectations regarding future growth, industry trends, the impact on our consolidated results and any other statements regarding matters that are not historical facts.

You should be aware that certain factors may affect us in the future and could cause actual results to differ materially from those expressed in these forward-looking statements. Such factors include the risk factors set forth in this morning’s press release, those set forth in our Form 10-K for the year ended December 31, 2020, and in other filings we make with the SEC. We urge you to consider these factors and remind you that we undertake no obligation to update the information contained in this call to reflect subsequent events or circumstances.

And with that, I’ll turn the call over to Tom.

Thomas A. Bartlett

President, CEO & Director

Thanks, Adam. Good morning, everyone, and thank you for joining us, particularly on such short notice. As you saw in today’s press release, we have signed a definitive agreement to acquire CoreSite. We are very excited about this transaction, and believe that the combination of American Tower and CoreSite will create a global leader of the neutral host, multi-tenant digital infrastructure that will be poised to drive significant value for our shareholders and expanded customer base, particularly in a hyperconnected 5G world. Over the next few minutes, I’ll highlight the strategic rationale behind this transformative deal, and then we’ll open the line for some questions.

As many of you will recall, we launched our Stand and Deliver strategy back in the beginning of 2018, with platform expansion as 1 of the 4 central pillars that we believe will define our growth path over the next decade. Since then, we focused on evaluating a variety of adjacent communications real estate business models with a goal of further enhancing American Tower’s position as the leading neutral host infrastructure provider in a 5G world and beyond while delivering compelling returns to our stockholders and tremendous value to our customers.

Through this process, we’ve identified the evolution of the multi-access network edge on a global basis as 1 of the most meaningful catalysts for future value creation across the communications infrastructure universe. We expect the transaction we announced this morning to enable us to capitalize on this emerging trend. As summarized on Slide 3 of the presentation, we will be acquiring CoreSite for a total consideration of approximately $10.1 billion or $170 per share.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

As of the end of the third quarter, the portfolio consisted of 25 data centers in 8 highly attractive metro areas exclusively across the United States. In our view, CoreSite is especially attractive for several reasons. First is the differentiated nature of their assets, including the high density of latency-sensitive interconnections, a strong, high-quality customer base, a meaningful development pipeline and well-located facilities in attractive metro areas. We expect that these qualities together with CoreSite’s experienced management team would drive strong, sustainable long-term growth simply on its own like it has done for so many years now.

Second, the transaction positions American Tower as a leader across multiple classes of communications real estate as 5G deployments and wireless and wireline convergence accelerate. We think this will be increasingly critical, particularly on a global basis as next-generation networks emerge. By creating a hub-and-spoke network originating from the core and extending through the various layers of the edge through the CoreSite platform, we expect to provide our customers with market-leading solutions that meets the demand of future latency-sensitive use cases, reduces transit costs and provides a one-stop shop on networking and compute.

And third, the combination of CoreSite’s data center, industry expertise, interconnection platform and American Tower’s global wireless presence creates an intriguing option to expand the core data center platform internationally while simultaneously evaluating international network edge deployments. From a financial perspective, we expect this transaction to be modestly accretive to AFFO per share on day 1 with accretion ramping up over time as we grow organically and execute on the significant expansion opportunities created through the combined business.

We expect to finance the acquisition in a manner consistent with maintaining our investment-grade credit ratings, which, as you know, remains a key priority for us. Similar to prior large strategic deals, we anticipate temporarily bringing our net leverage above our stated 3 to 5x target range, with a path towards returning to that range over time. As part of this approach, we expect there to be an equity funding component to this transaction. As always, we will be targeting an optimal financing path that minimizes dilution for our common stockholders and maximizes total shareholder returns over the long term.

Turning to Slide 4. I’d like to spend a bit more time in the characteristics of CoreSite’s high-quality, well-positioned assets that we believe we can leverage for strong future growth. As of the end of the third quarter, CoreSite consisted of 25 data centers across 8 key U.S. metros with access to 21 critical cloud on-ramps, a strong development pipeline is also in place, driven by demand from a diverse and growing customer base of key cloud providers, network operators and large enterprises.

Given the competitive positioning of these facilities, we expect the ongoing migration of enterprise workloads to public, private hybrid cloud and rising demand for compute-oriented processing to result in continued momentum for the business. Importantly, we anticipate that these assets can augment our AFFO per share growth trajectory over the long term as we continue to seek to drive double-digit average annual growth in that metric.

Moving on to Slide 5. Let’s take a closer look at the key strategic considerations behind the transaction.

First, we believe that CoreSite’s asset footprint and strategic positioning are extremely difficult to replicate. Their core market presence with network dense, interconnection-rich facilities and critical cloud on-ramps, along with an inherently scalable software-defined interconnection platform are extremely well positioned.

Further, there is an attractive development pipeline in place that we believe is optimally positioned to capture demand from the ongoing evolution in the space. And with our financial resources now in the mix, we are confident that there is room to accelerate that pipeline to create value even faster.

Second, we believe the transaction strengthens American Tower’s option to play and win at the edge as the 5G application ecosystem continues to come into view. In addition to what we view as a best-in-class set of assets, CoreSite brings strong relationships with enterprises and cloud service providers that complement our long-standing MNO partnerships. This augmented customer relationship position will help connect MNOs and cloud service providers across our distributed portfolio of real estate.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

Our enhanced visibility from the core of today’s network to the mobile edge should result in meaningful opportunities to develop neutral host compute facilities that meet increasingly stringent low latency requirements. Importantly, we expect the addition of these assets to our extensive Tower portfolio to provide us with an enhanced ability to influence the evolution of emerging network configurations and that — and the role that our suite of communications real estate assets play within that evolution.

Third, we expect to leverage CoreSite’s management expertise and scalable data center platform, together with our more than 2-decade long international operating history to drive international expansion within the core data center business over the long term. Data usage is accelerating globally, and we expect data center infrastructure to be in high demand across many of our international markets. In addition, just as we have seen with 3G and 4G, 5G will eventually be deployed in all of these markets and low latency requirements for emerging applications are likely to follow.

We anticipate our combined communications infrastructure platform, customer relationship synergies and collective management expertise to drive meaningful value creation opportunities on the edge across these markets over time, augmenting the core data center growth path. Finally, our acquisition of CoreSite further diversifies our global business into a complementary class of telecommunications real estate with characteristics that are in many respects consistent with the Tower business. These include multiservice, multi-tenant contracts with a large high-quality customers, real estate exclusivity and predictable, recurring long-term growth.

We are also meaningfully expanding our relationships with critical cloud service providers and a number of large, well-capitalized multinational corporations through this transaction, which we anticipate will be key sources of demand growth for years to come. And finally, we continue to balance our emerging market growth opportunities with more mature developed market cash flows and this transaction enhances that diversification strategy.

On the next 2 slides, I’ll take a deeper dive into perhaps the most important element of why we’re acquiring CoreSite and that is how we expect the transaction to fundamentally transform our ability to compete and win at the edge. Starting with Slide 6. Let’s take a look at how we expect the Core to Edge evolution to play out over the next decade. As I alluded to earlier, we anticipate that this edge evolution will require a continuum of sites beginning at today’s core data centers where CoreSite has a strong competitive position. And then moving out to the mobile edge is latency-sensitive use cases emerge over time.

Over the next several years, enterprise applications, connected devices, such as cameras and various other IoT sensors will drive data center demands across public, private and hybrid cloud platforms. As exploding data sets and latency-sensitive applications emerge, the cost of transport access delays across multi-hop networks will drive latency-sensitive workloads to more local data centers. As a result, we anticipate accelerated growth of compute needs beyond just core hyperscale data centers to facilities in Tier 2 and Tier 3 markets.

Collectively, we refer to this as the metro edge. And given our strong balance sheet, combined with CoreSite’s platform, we expect there to be a meaningful opportunity for development investment across these markets over time. Additionally, as latency demands continue to become more and more stringent, mobile networks will have to break out data traffic locally for immersive mobile applications such as AR, VR, multiplayer gaming, on-demand video conferencing, AI/ML inferencing with automated mobility use cases and many more.

As broad adoption of 5G leads to new use cases, these applications will operate across MNO and CSP platforms at scale, leading to new wireless interconnection exchanges at natural mobile traffic aggregation points, such as our tower sites. Ultimately, we believe the market will demand efficient, neutral facilities to host low-latency Mobile Edge applications.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

In summary, we anticipate a continued evolution of the edge across a continuum of real estate for more centralized core data centers to the rapid and necessary development of the Mobile Edge. This acquisition positions us to be able to create a hub-and-spoke model across multiple edge layers that leverages the capabilities and performance of the broader ecosystem, meeting performance demands of next-generation applications. In turn, we will be positioned to play a meaningful role in the deployment of the shared edge infrastructure that will be necessary to facilitate this progression, with a comprehensive network offering that significantly enhances the value proposition to an expanding customer base.

Moving on to Slide 7. And with the Core to Edge evolution now is a foundation, I want to spend a minute discussing the high-level market sizing for these 2 critical network edge layers and how the combination of American Tower and CoreSite meaningfully enhances our positioning to compete in both.

As you can see, within just the next 5 years, the combined American Tower addressable market for the Mobile and Metro Edge is estimated to be around $3 billion, with that number expanding meaningfully beyond that time frame. This implies a significant near-term ramp-up in revenue growth as next-generation low-latency applications are deployed and is the larger, longer-term opportunity, particularly at the Mobile Edge.

While American Tower and CoreSite each have strong, viable strategic stand-alone businesses that stand to benefit in the hyperconnected 5G world, together, we believe that our position is meaningfully strengthened. The combination of expanded customer relationships, 2 high-quality distributed real estate portfolios and American Tower’s strong financial position is expected to meaningfully augment our edge position and that is a critical component of this deal.

Moving to Slide 8. And in conclusion, we have a proven track record of identifying, executing and operating strategic businesses globally that enhance our positioning in the mobile network ecosystem. Over the past several years, we’ve applied the same approach in evaluating a variety of platform expansion opportunities, focusing on business models that are not only complementary to our existing asset base, but also to those that have the potential to create significant long-term value in new areas.

We firmly believe that this transaction will deliver on both counts. It will provide us with the opportunity to meaningfully enter the data center market at scale with differentiated assets and participate in the industry’s strong growth for years to come. Furthermore, it sets the stage for us to deploy capital towards accretive development initiatives that drive shareholder and customer value and significantly advance our edge strategy.

This all comes at a reasonable cost that enables immediate AFFO per share accretion just from the base CoreSite business before taking into account other long-term value drivers, which we expect to be significant. Fundamentally, we believe that this transaction can create a leading differentiated neutral host platform at the forefront of an accelerated convergence of wireline and wireless networks, positioned to execute across multiple layers of the network edge. We expect this positioning to translate into significant value creation and compelling long-term shareholder returns.

With that, I’d like to have the operator open the line for some Q&A. Operator?

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

Question and Answer

Operator

[Operator Instructions] And our first question today comes from the line of Rick Prentiss with Raymond James.

Richard Hamilton Prentiss

CIMB Research

A couple of questions. Obviously, a significant transaction opportunity to keep pushing the edge forward. We’re getting a lot of questions about what does this mean for your ability to continue to look at large portfolios possibly in Europe and other regions of the world for towers since you are flexing the leverage up? Is there still the ability to go after some of those? Or are those — should we think of those off of the table?

Thomas A. Bartlett

President, CEO & Director

Absolutely, Rick. I mean we’ve identified that Europe in particular right now, but other areas, even in the Asia area are areas that we want to continue to develop on. This transaction doesn’t get in the way of that at all.

We have a number of different ways to be able to finance transactions, particularly in Europe as we’ve partnered with a couple of significant partners in that market. And so now we’re — we continue to look very closely at a number of different opportunities around the globe in Europe. There’s a lot of things going on.

As you well know, we talked even about on our earnings call. So no, we continue to want to and desire to develop the tower portfolio. And candidly, with the distribution that we have on a global basis, coupled with this particular asset, we think that really puts us in a real special position from a competitive perspective. So we’re very anxious on continually developing out our platform globally.

Richard Hamilton Prentiss

CIMB Research

Okay. And then more specifically those that are still on the table because we obviously like the Tower model a lot. When you talk about growth that Core’s fundamental business, I know you talked about double-digit revenue growth, but it looked like over the last several years, the most recent years 2019, ‘20 and ‘21, growth had been more mid-single digit versus double digit.

Is there the ability to accelerate them into double-digit revenue growth? Is it more of the acceleration of the pipeline? Or how do you get them to double-digit revenue growth or near term versus what was really a few years back?

Thomas A. Bartlett

President, CEO & Director

Well, I think there are a couple of things going on. First of all, they’re an incredibly well-managed business, a very disciplined managed business. And so they do have a strong pipeline. I’ve obviously talked about that on the third quarter call. There are also a number of facilities even within the United States within their existing businesses as well as even additional metro opportunities in the United States that we believe that we’re going to be able to participate in now and fund and grow that they perhaps wouldn’t have been able to do on their own.

And so we think that, that’s also an opportunity to be able to accelerate their growth even faster than they have in the past. We also are hopeful that there are going to be some cross-selling opportunities even within our existing customer base and so that we’ll be able to bundle some products and increase the overall value proposition for our existing customers, which we think will also drive incremental value.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

So I think there are a number of things, candidly, Rick, in the near term that together we’ll be able to support and be able to really even accelerate that rate of growth that they perhaps would not have been able to realize on their own.

Operator

And our next question comes from the line of Simon Flannery with Morgan Stanley.

Simon William Flannery

Morgan Stanley, Research Division

You talked a little bit, Tom, about management, but how should we think about this organizationally within American Tower? You’ve obviously had a number of investments in this area. So you’ve got some people already, but are you primarily leaning on the CoreSite management team to bring this forward and run the expansion? Or are you going to bring some people across from AMT or a little bit of both? Is this going to be essentially a separate unit within the organization, maybe from a reporting standpoint, what are we going to see from there as well?

And then just a quick financing. I was wondering if you had any response from the rating agencies. Do you think you’ll need any equity to finance this down the road?

Thomas A. Bartlett

President, CEO & Director

Yes. No, sure, Sam. I mean first from a management perspective, they have a terrific management team. And one of the key attributes of this is absolutely being able to leverage the deep talent there. And so while we have built up some really, I think, impressive capability within our own business, we’re really going to be leveraging the capability within the CoreSite team.

And it will be stood up as a separate entity within our U.S. business. Steve Vondran, who runs our total U.S. operation will be responsible for the business. And there will be some opportunities to be able to integrate some functions. And so I would expect that there will be people from both sides moving around such that we can absolutely be able to merge the cultures. I mean everything that I’ve seen from a cultural perspective is they have an outstanding culture. It’s very similar to ours, very entrepreneurial, very focused on the customer.

And so I think that there is going to be a lot of opportunities to learn from each other, but an awful lot of opportunities to be able to grow together. I think on the equity side, as I mentioned before, we do have the ability and have worked very closely over the years with all of the agencies. And I think we’ve demonstrated going back to even the GTP and Verizon tower transactions the notion that we’ll go up into the north of the 5x, which is our stated leverage range. And then given the kind of cash flow generation that we have, be able to bring that down in a relatively short term.

And so our teams continually are working with the agencies. And as I mentioned in my prepared remarks, we’ll take our leverage up — we expect to take our leverage up again in that same fashion. But there will be an equity component of this transaction. And as I said, we’ll do that as we’ve always done it in an optimal way for our shareholders. And so Rod and his team are already over it obviously, but we’ll be working on that one. I don’t know, Rod, do you have anything you might want to add to that?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, Tom, I think the — maybe I’ll just address Simon’s other question in terms of the reporting. So Simon, as we get closer to closing and certainly when we close on the transaction, we’ll fully evaluate exactly how we’ll report on this business, whether it will be a different segment or otherwise. So we haven’t made that decision yet, but we’re certainly putting a lot of consideration. And the one follow-on thing that I would say is, we go out of our way to really make sure that our disclosures and our supplemental information is really thorough and full.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

So that’s the direction we would certainly lean in to make sure that the investors are getting the level of information and reporting that they would expect and that we would want them to have. So we will be evaluating that between now and when we close, and then we’ll let you know exactly how we’ll be reporting this acquisition in our financial statements.

Operator

And our next question comes from the line of Michael Rollins with Citi.

Michael Ian Rollins

Citigroup Inc., Research Division

Curious, as you look at the CoreSite portfolio, what percent of your tower portfolio can be addressed or augmented in terms of the Metro and Mobile Edge, if you look at that overlap or the proximity. And the second question I had was you mentioned the opportunity to invest in development with CoreSite. And just curious if you have a sense of magnitude that you could share, either in a global context because I think that was mentioned in the slides or even in a Metro Edge context, just to get a sense of the quantum of investment that you’re looking to drive into this asset pro forma.

Thomas A. Bartlett

President, CEO & Director

Yes, sure, Mike. Steve, do you want to address the overlap with the 8 metro centers?

Steven O. Vondran

Executive VP & President of US Tower Division

Sure. What I would say is I look at it a little bit differently versus overlap. The way we see the edge evolving is more of a hub-and-spoke model. And so if you look at CoreSite’s existing business, they’ve already sort of started down this path with their campus approach. So the way I would think about this is that the overlap would really be something that grows out sort of in concentrically from their 8 metro markets. And as you think about expanding their presence into maybe Tier 2 and Tier 3 markets using that campus approach, the hub-and-spoke model, eventually could cover the entire U.S. But for now, we’re looking at the incremental adds that you would take to get into those Tier 2 and Tier 3 markets and the things are in approximately those 8 markets today.

Rodney M. Smith

Executive VP, CFO & Treasurer

And Michael, maybe I’ll address your question on capital. So we’ve done a lot of work, of course, looking at capital. And a couple of things to point out. One is when you think about maintenance CapEx, the profile of CoreSite is very much in line with kind of the profile of American Tower right around that 2%, give or take, as a percent of revenue. When it comes to development CapEx, the way we’ve underwritten this model is really, the CoreSite business continuing to operate the way that it does. We certainly view this set of assets as a very attractive set of assets kind of stand-alone with existing management and continuing with everything that they’ve been doing. So they’ve been deploying in the range of $140 million, $150 million.

I think the guide for next year, they talked a little bit about maybe in the $200 million range. Certainly, that level of CapEx investment is what’s in our models in terms of the steady state stand-alone business. Beyond that, when you think about that next level of investment, some of the things that Tom talked about in his prepared remarks, pushing these data center locations further up to the metro edge and then the far edge, we’ll wait and see how that develops.

But certainly, we would expect that those investments would be good financial transactions for us. When they — when CoreSite deploys capital, I think the whole team talked about how strong their business is going through the third quarter. They made reference to delivering another strong quarter. Demand continues to be very positive. The sales volume continues to be at very high levels. And a key takeaway for us is that targeted post stabilized annual NOI yields running the 10% to 15% range. So when they deploy capital to these new centers, it gives very compelling returns. So we’re looking forward to that certainly, but we would be planning to fund this business at the levels that they have been.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

And then as and when the edge and the far edge develop, we’ll be looking forward to making those capital deployments as well. At the moment, we’re not going to be giving ranges or numbers in terms of future investment. But as we get into the — a little bit into next year, we’ll come out with guidance. By the beginning of the year, we’ll own the asset, we would have gotten through the close process. And then, we’ll let you know exactly what we plan to invest for 2022.

Michael Ian Rollins

Citigroup Inc., Research Division

And Rod, just following on that point you were making about the stand-alone CoreSite and then the opportunities to leverage. What’s the timetable that investors should keep in mind for the possible accretion of marrying these assets together. Is it 1 year, 1 to 3 years, 3-plus years? Like what’s the right time frame that people should keep in mind to see the progression?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. I think, Michael, the good news here is that we stay true to our core principles of making sure that these — that any transaction we do is immediately accretive, and this one is as well. So you can take comfort in the fact that we’ve underwritten this deal in a way and plan to finance it in a way that drives AFFO per share accretion right out of the gate. Beyond that, there is a development cycle here that could be a year or 1.5 years in terms of getting new properties and building out new properties.

So in terms of the accretion that might come from additional investments beyond kind of the normal course of business, my sense is it’s a year to 2 years out, we see meaningful new capital potentially being deployed in ways that CoreSite may not have done at all. And that could be as simple as taking their model and expanding it internationally coupling their experience and their management with ours and building a few [ centers ] selectively around the globe is a place where we think we can drive value. But that will take a year or 2 to really develop those assets, of course.

Thomas A. Bartlett

President, CEO & Director

And Michael, I would also — I’d probably just add. I mean, CoreSite has actually publicly stated that they hold a lot of capacity for development, and they just haven’t been able to deploy it. And so I believe that there is going to be some expansion within their existing facilities that is going to allow for some incremental opportunity to increase some growth. And then there are also other metro areas even within the United States that I know they’ve been very focused on but haven’t been able to build out.

And so we’ll be looking to do those. And so obviously, the metro facilities take some time to build. So I think that kind of that 1 to 3 years is probably, I think, a good way to think about it earlier on can be kind of building out existing space that the team just hasn’t had the capital to be able to expand.

Operator

And our next question comes from the line of Matt Niknam with Deutsche Bank.

Matthew Niknam

Deutsche Bank AG, Research Division

Congrats on the deal. Two if I could. So first, can you talk about what tilted you in favor of buying a platform like CoreSite relative to some of the smaller tuck-ins and initial organic investment you’ve done in the past? And then secondly, maybe to go back to the last question, in terms of expansion, how soon do you anticipate leveraging the CoreSite platform as a launching pad for international expansion? And would Europe presumably be next on the list?

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

Thomas A. Bartlett

President, CEO & Director

Yes, sure. We’ve been — as I mentioned in my remarks and as you know, Matt, we’ve been looking at platform expansions for 3 or 4 years now, looking for additional infrastructure models that are consistent with the overall tower model, particularly being neutral host, multi-tenant types of opportunities. And so as we’ve been deploying certain facilities and picked up a couple of facilities, around the country and even internationally, particularly down in Latin America, we continue to look at opportunities to create scale.

And so we can continue to build out the platforms we have. But what we really identified was the need for was that interconnection platform. And the CoreSite business model brings us that kind of interconnection that is so critical to be successful in this. And so it’s not about owning hyperscale data centers per se, it’s about having access to the rich interconnected cloud-based ecosystem that CoreSite has built. That’s why we found this particular asset so compelling. And that’s how we think that this is really going to position us well going forward, not just to be able to enjoy the benefits of their — the existing business and existing growth, the diversification of customers, all of those types of things. But really, that platform that we think is going to be unique and create a platform that we can be able to take advantage of, not just in the United States, but then to your other point, kind of internationally.

And clearly, Europe is an opportunity. But more importantly, there are even some areas in some of our developing markets, where there is no presence, but there’s a tremendous amount of traffic that’s coming in and out of it that we think could be very compelling out of the gate as well.

And we continue to evaluate those, have identified those, have even looked to partner with certain players in some of those markets. So we’ve identified a very specific need in some of those areas where we think that this particular platform expansion could be really meaningful and interesting.

Operator

And our next question comes from the line of Brandon Nispel with KeyBanc Capital Markets.

Brandon Lee Nispel

KeyBanc Capital Markets Inc., Research Division

Awesome. Great. I guess beyond just putting new ways to work with the capital you have, why does owning data centers make sense versus a partnership with a much larger provider like in Equinix?

Thomas A. Bartlett

President, CEO & Director

Yes, sure. By the way, we’re not ruling out partnerships going forward either. Again, this is a neutral host in a multiservice type of an opportunity. Again, what’s really unique about the CoreSite is that interconnection platform and having control over the deployment of that interconnection platform, not just in the United States but on a global basis as well as all as very specific cloud service provider relationships. And so that is something that we would never have been able to really take control of in a partnership type of a relationship. And so now we have control over that, and we have really that ownership opportunity which really will give us, I think, a leg up in terms of being able to get scale and to be able to create meaningful value for shareholders.

Brandon Lee Nispel

KeyBanc Capital Markets Inc., Research Division

If I could just follow up when you’re looking to build some new assets, what type of returns are you targeting on that initial yield?

Thomas A. Bartlett

President, CEO & Director

Rod, do you want to...?

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. I think, Brandon, the way you should think about that is consistent with the way that the CoreSite team has deployed capital in the past. So building out these new facilities when you get them to that post-stabilized area, we would expect them to have double-digit annual NOI yields. — that sort of a mechanism. Of course, when you build them out and you first start off, the yields are much lower. As you build up that utilization, you get the density within the footprint, you get more and more new logos kind of in that facility. You see that yield rise, and we would be looking for double-digit annual NOI yields consistent with the way CoreSite has always operated.

And to Tom’s point earlier, that model works really well. And then our expectation is that we can provide some of the attributes of our really strong balance sheet to drive a little bit more capital, maybe a lot more capital if they are good, compelling opportunities to build out more facilities and capture that double-digit NOI yield that those assets offer.

Operator

And our next question comes from the line of David Barden with Bank of America.

David William Barden

BofA Securities, Research Division

So I guess, first, Tom, the reason why CoreSite’s for sale, despite using the word scale all the time is that it didn’t scale. And literally, today, CyrusOne is getting bought; QTS just got bought by Blackstone, Cyxtera just got bought by SPAC. So you’re kind of entering a dog fight where if global scale is your goal, you’re really kind of going in the deep end right now at this moment in time. And I know we’re talking a lot about development CapEx and things like that.

But if you’re really going to be serious about being a global edge player, and this is the starting point for that, there’s got to be a few next steps that you can tell us about how you’re going to get there.

The second question I have is you’re spending 27x EBITDA of 2022 on our numbers for CoreSite. You spent a lot of years explaining why being in the small cell business wasn’t an economic proposition for you guys, it’s too competitive? Didn’t have the right returns? Can you kind of square all the things you’ve said about why being in the small cell fiber business wasn’t a good idea, but paying 27x EBITDA for a data center business, that’s subscale in 8 markets in the United States and not internationally is, that would help people really think this through.

Thomas A. Bartlett

President, CEO & Director

Sure, Dave. I mean what we’ve always said is that the digital transformation that we expect to occur over the next several years is going to be cloud-based, it’s going to be interconnected and it’s going to be distributed. There’s no one that can compete right now with the distribution that we have on a global basis.

That provides us an incredible, what we believe, competitive advantage going forward. What we don’t have, though, is the interconnection and those cloud relationships. And so a portfolio like CoreSite is not one that we’re going to continue to, as you said, a dog fight, but I’ll look at their — the real estate that they have and where it’s located and the kinds of returns that they’ve been able to generate. I mean I think they’ve done really well on their own. But I do believe that there are opportunities to even be able to expand their business by itself. But the opportunity for us and why we see this is so unique is to be able to take advantage of the real estate that we’ve invested in for the last 20 years.

And so as a result of having that real estate, which is not something we need to go out and further buy because we already own it, is to be able to have that platform, which now we can interconnect and we can have those relationships with the cloud. That’s the optionality that we’re really very excited about here. So I would say that in a very manageable way, we’ve been able to secure a portfolio that we believe is really unique, really different and one that we can really expand taking advantage of the breadth of distribution that we have on a global basis.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

The cloud ramp, we’ve been, and you and I have spoken about, we’re always looking for our next customer, who is our next customer going to be. With the kind of cloud ramps and the kind of relationships that they have with the cloud, as well as with all the logos that they have, we’re finding that this could be, again, a very interesting way to be able to expand our overall customer base. And so this is not an area where we’re going to be competing head-to-head on the small cell kind of an environment. We’re taking advantage of a platform that we think can really expand our presence within the distribution and within the site presence that we have.

As Rod said, we’ve underwritten the transaction merely based upon the business being able to grow on its own as it would have been. And so the benefit here is that the optionality, the opportunity value that we think we can create is something that we’re going to be able to control given the distribution that we have and something that we’ll be able to realize over time. So we’re not looking to be in, as you said, in kind of a dog fight, if you will. I’d argue that it’s not necessarily a dog fight. The value proposition the CoreSite presents to the customers is very unique and very interconnection.

If you look at their interconnection facilities, their interconnect capabilities, they are a leading player in the marketplace from that perspective. And if you take a look at the facilities that they have and the uniqueness of where those facilities are and the amount of traffic that’s coming in and out of those facilities, again, it’s, I think, a real leading position that they have in the marketplace.

So this is absolutely a terrific asset. It’s a terrific asset for us. And as I said, the combined businesses between the 2 are going to be able to leverage each other’s capabilities. And I think really position us well as we try to really create that leadership role in that cloud-based interconnected distributed world.

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Tom, — Maybe David, I’ll add 1 comment there in terms of the comparison between data centers and small cells where they really just don’t compare. I think, Tom, kind of laid that out. But I’ll make 1 point, which is the return on invested capital profile is much different from those 2 businesses. We look at the small cell deployed capital. Everything that we’ve looked at, we’ve deployed some in the U.S.

We’ve got about 500 distributed antenna system nodes out there. And they’re mid-single-digit returns. And you don’t see that flex up or you don’t find that inflection point at any point. It’s just every time you deploy a new node, it’s new capital and you end up being kind of stuck in that mid-single-digit return on invested capital. These assets as we deploy capital will be double digits is our expectation.

And if you look at CoreSite in particular, it’s even hard to compare that set of assets for all the reasons Tom said to some of the other data centers that went out. We do view CoreSite as the most well-connected data center platform in the U.S. And certainly, having these cloud on-ramps in many of the key markets around the globe, it’s a very unique set of assets from our point of view. And I think you’ve seen it in the return on invested capital that the core site management has been able to drive over a long period of time in — solidly in the double digits, approaching even over 20%. So you don’t get that in small cells. You can get it with this set of assets, if you’re very select in terms of where and when you build. And taking that platform that has good, solid base fundamentals and adding capital to it and be able to expand it in the U.S. and outside the U.S. is pretty compelling.

Operator

And we have time for one last question from the line of Brett Feldman with Goldman Sachs.

Brett Joseph Feldman

Goldman Sachs Group, Inc., Research Division

A couple of follow-up questions around the concept of scale. So first, at the data center level, you’ve talked a lot about the interconnected nature of the CoreSite facilities. As you’re looking to broaden the portfolio, either organically or through M&A, how do you think about the need or opportunity to be more significantly invested in hyperscale facilities. That’s the first question.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

The second is some of the larger data center operators that are very interconnection-focused have increasingly been making acquisitions that expand their service capabilities, for example, in the metal space. I mean are you expecting that you’ll be doing something similar with meaningful services overlay?

And then the last question, this is a broader scale question. Is it increasingly important as you look ahead when you see opportunities to invest in either tower infrastructure or data center infrastructure that there would be an obvious synergy in that particular market between the 2. And if you don’t see that in certain parts of the portfolio, particularly the existing tower portfolio, are you considering selling off any assets?

Thomas A. Bartlett

President, CEO & Director

Okay. Brett, Ed Knapp hasn’t had an opportunity to say anything. So I’m going to ask Ed to kind of address that. And hopefully, we’ll be able to get through some of the questions you have, but if there was a D or an E version on that, make sure you come back to it and remind us again what that might have been. So Ed?

Edward M. Knapp

Chief Technology Officer

Thanks, Tom. Brett, on the hyperscale piece, we’re not focused on that in particular. I think the key here is focusing on the interconnection and the cloud on-ramps. And the growth in the business is really about this continuum of the edge, building out to 5G.

We haven’t talked a lot about 5G on this call, but unleashing 5G is just beginning with mid-band deployments, and with the prospects of having much different sets of applications in the future. And it’s at that point where we’ll be able to look at how do we provision and how do we create more service opportunities to turn up those networks at the edge for our mobile customer partners so we can create an end-to-end solution.

So imagine an ability to be able to take the connectivity that we have now in these 8 metro centers and extend that into other metro areas as well as into the mobile edge that’s where the growth is. So we talked about scale in the previous call about where we are at scale today in classic data center. We’re looking about the scale really growing in the CAGR being super high as we move to the Metro Edge and into the Mobile Edge. So those are the areas we want to focus on. And yes, we’ll have a series of capabilities. And if we have to grow up the stack to be able to compete better, we’ll be able to put those capabilities in place.

Brett Joseph Feldman

Goldman Sachs Group, Inc., Research Division

Great. And the last part was just about the synergy between towers and data centers and the importance of that going forward.

Thomas A. Bartlett

President, CEO & Director

Rod, do you want to...

Edward M. Knapp

Chief Technology Officer

Yes, I think, looking at — one more point I’d say is there’s really 3 overarching things that are happening here. The first thing is the convergence of networks. So we talk about multi-access edge. That’s really about the wireline and wireless coming together. These networks are turning into software-defined, cloud-native and it’s becoming a lot easier to sort of co-mingle them.

The second part of this is really about this Edge evolution I just discussed. A lot of the capabilities that are going to be required is to be able to look at where the applications are going to have the best capability from a low latency perspective. That may be in an existing facility in the core or it might be all the way out of the tower side at the edge. So those are the 2 components. And the tower at the edge is really we’re bridging those together end-to-end is going to give us a strategic advantage.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

So we see those things coming together naturally over time as 5G opens up the opportunity to have local breakout of traffic. Today, we don’t have that in the mobile networks. That’s coming with the current generation of release 16 and the core network being upgraded to 5G core. That will open up the network even more and allow our assets or new assets to take front and center stage.

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, Brett, maybe I would just add to that from an expense synergies, this is not an expense synergy heavy transaction. We’re not looking for significant synergies and expenses. This is about future growth going forward and all those elements of upside beyond kind of the core business, the things that Ed just talked about in terms of utilizing tower sites and connecting those into edge compute centers and metro edge and those sorts of things. We certainly do have some expense synergies.

You’ve got 2 public companies. There are certain expenses that won’t be needed going forward. So we’ve built that in the model. There’s opportunities maybe for a little bit more than what’s in the model. So there could be some upside there. But you really want to think about the synergies being revenue synergies and they would be upside to the model really and potentially significant upside to the model.

In terms of your question about selling assets, the only thing I would say there is we are certainly long-term investors. We want to hold and operate productive assets to the extent that we have any assets that are unproductive, we’ll make decisions around that. We don’t expect that certainly in the CoreSite transaction. There is 1 center that they may be exiting that they picked up in a smaller acquisition kind of along the way. We’ll continue to look at those sorts of opportunities to prune the portfolio, not just on the data center side. But you also know we dismantled a few towers here and there. So if they’re unproductive assets, if it’s better for the investors to have those assets disappear, we certainly do that. But this is really about revenue growth synergies and the significant opportunities that the Metro Edge and the Far Edge could hold as well as taking this business international.

Thomas A. Bartlett

President, CEO & Director

Thanks, Brett. I think that, operator, I think that completes the kind of the Q&A. I mean obviously, we will be around to talk with you all out over the next week or so and today in particular. But I really appreciate you all coming on, as I said, kind of right upfront in such short notice. We’re really excited about this opportunity, as you can tell. We think it’s really going to be a game changer for the industry. CoreSite has been an incredibly well-managed business.

We think that there are short-term opportunities to be able to even expand the growth here within the United States within the facilities as well as in some new areas. And as Ed said, we’re really excited about the opportunity that we can create here by combining the businesses and really creating a really unique global service offering that we think is going to be really well suited and create some really interesting value for us over the long term. So again, thanks for all your interest this morning, and I’m sure we’ll be talking with all of you very shortly.

Operator

And ladies and gentlemen, that does conclude your conference for today. Thank you for your participation and for using AT&T conferencing service. You may now disconnect.

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AMERICAN TOWER CORPORATION M&A CALL  |  NOV 15, 2021

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